Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 O: 858.350.2300 F: 858.350.2399

ROBERT F. KORNEGAY

Internet: rkornegay@wsgr.com

Direct dial: (650) 320-4533

January 8, 2021

BY EDGAR

Daniel F. Duchovny, Esq., Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Collectors Universe, Inc.
Schedule 14D-9 filed December 17, 2020
SEC File No. 005-59779

Dear Mr. Duchovny:

This letter is sent on behalf of Collectors Universe, Inc. (“Collectors Universe”) in response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were communicated in the Staff’s letter dated December 30, 2020 (the “Comment Letter”) regarding the above-referenced filing. This letter provides Collectors Universe’s responses to the Comment Letter. In connection with this letter, Collectors Universe is filing Amendment No. 2 to the Schedule 14D-9 (the “Revised Schedule 14D-9”).

For ease of review, we have reproduced the Staff’s comments in bold, italicized type below. Each comment is followed by Collectors Universe’s response. Capitalized terms used in this letter that are not otherwise defined have the meanings assigned to them in the Revised Schedule 14D-9.

Schedule 14D-9

Projected Financial Information, page 38

1.	We note you disclosed only a summary of the forecasts. Revise your disclosure to include the forecasts in their entirety. Also, revise your disclosure to describe the assumptions made in preparing the forecasts.

In response to the Staff’s comment, Collectors Universe has included additional detail in the Revised Schedule 14D-9 concerning the line items that comprise the Forecasts. Collectors Universe believes (1) that it has disclosed all material information concerning the Forecasts and (2) the disclosure of more granular information would not provide meaningful or useful disclosure to investors.

In response to the Staff’s comment, Collectors Universe has included additional detail in the Revised Schedule 14D-9 concerning the material assumptions that are reflected in the Forecasts.

austin   beijing   boston   brussels   hong kong   london   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Daniel F. Duchovny, Esq.

January 8, 2021

Opinion of Houlihan Lokey Capital, Inc., page 39

2.	Please revise the second paragraph of page 41 and Houlihan Lokey’s opinion to state whether Houlihan Lokey provided its consent to include its opinion in the Schedule 14D-9.

In response to the Staff’s comment, Collectors Universe has clarified in the Revised Schedule 14D-9 that Houlihan Lokey has consented to the inclusion of a copy of its written opinion to the Collectors Universe Board as Annex B to the Revised Schedule 14D-9.

3.	Refer to the disclosure on page 48 that states “...Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by D1 Capital Partners L.P., Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and may do so in the future.” Please clarify whether such investments have included, include or could include investments in the current transaction or with respect to the Collectors Universe.

In response to the Staff’s comment, Collectors Universe has included in the Revised Schedule 14D-9 additional disclosure regarding the nature of such investments.

*           *           *

If you have any additional questions or require any additional information, please do not hesitate to contact me at the number or email address appearing on the first page of this letter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert F. Kornegay

Robert F. Kornegay

Daniel F. Duchovny, Esq.

January 8, 2021

cc:	Collectors Universe, Inc.
Joe Orlando
Joe Wallace

Sullivan & Cromwell LLP
Mark Treviño
Audra Cohen
Matthew Goodman

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Edward Ackerman

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert T. Ishii
David J. Berger
Douglas K. Schnell